Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Blockchain Coinvestors Acquisition Corp. I (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-259091) of our report dated August 26, 2021, except for Note 9 as to which the date is October 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of the Company as of July 2, 2021 and for the period from June 11, 2021 (inception) through July 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

October 29, 2021